Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 30 DATED APRIL 19, 2005

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004, Supplement No. 17 dated August 17, 2004, Supplement No. 22 dated November 22, 2004, Supplement No. 25 dated February 22, 2005, Supplement No. 26 dated March 8, 2005, Supplement No. 27 dated March 16, 2005, Supplement No. 28, 2005 dated March 18, 2005 and Supplement No. 29 dated April 5, 2005. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	the acquisition of a four-story office building containing approximately 162,000 rentable square feet in Naperville, Illinois; and

•	information regarding our indebtedness.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on December 1, 2003. As of April 15, 2005, we had received aggregate gross offering proceeds of approximately $1,067.7 million from the sale of approximately 106.8 million shares in our initial public offering. After payment of approximately $21.3 million in acquisition fees, payment of approximately $101.5 million in selling commissions and dealer manager fees, payment of approximately $21.3 million in other organization and offering expenses and common stock redemptions of approximately $1.8 million pursuant to the share redemption program, as of April 15, 2005, we had raised aggregate net offering proceeds of approximately $921.8 million.

Acquisition of 215 Diehl Road Building

On April 19, 2005, we purchased a four-story office building containing approximately 162,000 rentable square feet (the “215 Diehl Road Building”). The 215 Diehl Road Building is located on an approximate 7.5-acre parcel of land at 215 Diehl Road in Naperville, Illinois. The purchase price of the 215 Diehl Road Building was approximately $27.6 million, plus closing costs. The acquisition was funded with net proceeds raised from this public offering and with proceeds from our $430.0 million line of credit with Bank of America, N.A. The 215 Diehl Road Building was purchased from USPIF Chicago LLC, which is not affiliated with us or Wells Capital, Inc.

The 215 Diehl Road Building, which was completed in 1998, is entirely leased to ConAgra Foods, Inc. (“ConAgra”). ConAgra, which is traded on the New York Stock Exchange (NYSE: CAG), is one of North America’s leading packaged-food companies, serving grocery retailers, as well as restaurants and foodservice establishments. Popular ConAgra consumer brands include Blue Bonnet, Butterball, Chef Boyardee, Fleischmann’s, Healthy Choice, Hunt’s, Orville Redenbacher’s, PAM, Parkay, Swiss Miss, Van Camp’s, Wesson, and many others. ConAgra employs approximately 39,000 people and reported a net worth, as of November 28, 2004, of approximately $4.9 billion.

The current annual base rent payable under the ConAgra lease, which commences in April 2005 and expires in March 2016, is approximately $1.9 million; however, provided that ConAgra is not in default under its lease, ConAgra is entitled to an abatement of its base rent and its proportionate share of operating expenses and taxes that would otherwise be due for the first lease year (“Rental Concession”). ConAgra has the right, at its option, to extend the initial term of its lease for two additional five-year periods. ConAgra has a one-time right to terminate their lease effective March 31, 2013 (the “Early Termination Date”) for a termination fee equal to the sum of (i) unamortized leasing commissions and tenant improvements, (ii) the Rental Concession and (iii) six months rent calculated based upon the base rental amount and the estimated amount of ConAgra’s proportionate share of operating expenses and taxes in effect as of the Early Termination Date.

Lincoln Property Company Commercial, Inc., an affiliate of Lincoln – Highland Landmark III, LLC, our 5% joint venture partner in Wells REIT II/Lincoln – Highland Landmark III, LLC, is the current on-site property manager for the 215 Diehl Road Building. We do not intend to make significant renovations or improvements to the 215 Diehl Road Building in the near term. We believe that the 215 Diehl Road Building is adequately insured.

Because the 215 Diehl Road Building is leased to a single tenant on a long-term basis under a net lease that transfers substantially all of the operating costs to the tenant, we believe that the financial condition and results of operations of the lessee, ConAgra, is more relevant to investors than financial statements of the property acquired.

ConAgra currently files its financial statements in reports filed with the SEC, and the following summary financial data regarding ConAgra is taken from its previously filed public reports:

	For the Fiscal Year Ended
	5/30/2004	5/30/2003	5/30/2002
	(in millions)
Consolidated Statements of Operations

Revenues	$14,522	$16,939	$22,336
Income from Continuing Operations	$1,151	$1,223	$1,223
Net Income	$880	$775	$783

	As of the Fiscal Year Ended
	5/30/2004	5/30/2003	5/30/2002
	(in millions)
Consolidated Balance Sheet

Total Assets	$14,230	$15,071	$15,571
Long-term Debt	$5,281	$5,395	$5,726
Stockholders’ Equity	$4,840	$4,622	$4,308

For more detailed financial information regarding ConAgra, please refer to their financial statements, which are publicly available with the SEC at http://www.sec.gov.

Indebtedness

As of April 19, 2005, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 22%. As of April 19, 2005, total indebtedness was $267.4 million, which consisted of borrowings under our $430.0 million credit facility of approximately $8.0 million and fixed-rate mortgages on certain properties totaling approximately $259.4 million. Based on the value of our borrowing-base properties, we had approximately $299.6 million in remaining capacity under our $430.0 million credit facility.